GATEWAY DISTRIBUTORS, LTD
                                3220 Pepper Lane
                            Las Vegas, Nevada 89120
                   Phone: 702-317-2400       Fax: 702-312-3590

May 3 2006

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  SEC Letter dated February 8, 2006
     Gateway Distributors, Ltd
     Form 10-KSB for the year ended December 31, 2004
     Filed April 15, 2005
     File No. 000-27879

Dear Mr. Jacobs and Mr. Forgione:

Management has reviewed your letter dated February 8, 2006 requesting the response to your questions. Included herewith is management's response to your 6 questions.

QUESTION  1
-----------

Based upon your responses to prior comment 1, it appears you believe the adjustment to reverse the impairment charge taken in 2002 is a correction of an error. Please explain to us the circumstances that resulted in the error.

RESPONSE  TO  QUESTION  1

Perrin-Fordree was our auditor for June 30, 2002. All goodwill was written off in this period. At year end the Company did its annual review of goodwill and formulas, at this time it was discovered that not only had the goodwill been written off, but the value of the formulas was not recognized. The Company evaluated that the formulas were worth at least $475,000, so our auditor, Sellers and Anderson, put this amount back on the books. Since this was the first year of required quarterly filing, it was not our understanding that entries made during unaudited quarters could not be adjusted at year end.

QUESTION  2
-----------

Notwithstanding your response to the above comment, we do not understand why the intangible assets have been considered impaired as of December 31, 2005 instead of


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December  31,  2004.  Please  provide us with a brief summary of your impairment test, including the fair value of the formulas at 2004 and 2005. Also, please discuss the facts and circumstances that result in the change in fair value between December 31, 2004 and December 31, 2005. If there has been no change in fair value, please restate your historical financial statements to write-off the assets in 2004.

RESPONSE  TO  QUESTION  2

The impairment test that the Company used to review the value of goodwill and formulas evaluated the potential income streams that could have been derived from these assets. As the Company owns in excess of 200 formulas, many not in current production because of lack of available cash for inventory and marketing, it feels that the value showing as assets should not be reduced. The Company does not recognize any change in fair value between 2004 and 2005. The Company doesn't feel that it needs to restate the historical financial statements to write off the assets in 2004.

QUESTION  3
-----------

You have not adequately responded to our prior comment 5 in our letter dated November 4, 2005. Option-pricing models, such as the Black-Scholes and binomial models referred to in your response, are used to produce an estimate of the fair value of a stock option under SFAS 123 and 123(R). It is not appropriate for you to use such a model to determine the fair value of a share of nonvested or vested stock awarded to an employee or officer. Paragraph 10(a) of APB 25 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. As such, please tell us the value of the 48,010 shares of common stock issued to certain officers during the year based on the quoted market price of your common stock or transactions with third parties on the date of issuance. In your response, please also tell us how you considered the price per share of the 34,906 and 15,673 shares of common stock issued during the year for cash and services, respectively, in estimating the fair value of the above shares issued to your officers. Please restate your historical financial statements to appropriately record compensation expense as determined under the guidance in APB 25.

RESPONSE  TO  QUESTION  3

With regard to the 48,010 shares of common stock issued to officers during 2004, the Company used the value of the services rendered because this was restricted stock. The other common stock, issued for cash and services used the market value of the stock for the fair value assigned.


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
QUESTION  4
-----------

Please tell us how you determined the fair value of the 4.2 million shares of preferred stock issued to certain officers during 2004. In your response, please tell us the holders of your preferred stock and summarize the relevant terms of your preferred stock including, but not limited to, the term of the agreement, redemption features, conversion features and dividends. In your response, please include the relevant excerpts from the preferred stock agreement and include such agreement in future filings or tell us where this agreement is included in your filing.

If you record a discount from the quoted market price of your common stock or transactions with third parties in determining the fair value of your restricted common stock, please advise us of and disclose the amount of such discount. With the quoted market price as the starting point, please demonstrate, with objective and verifiable evidence, that such a discount from that price is
justified  based  on  the  severity  and  type   of  restrictions  imposed.

RESPONSE  TO  QUESTION  4

The discount is tremendous for preferred stock. It is restricted and the 5% rule applies for future conversion to common stock purposes.

QUESTION  6
-----------

If you have determined that the fair value of services received by your officers is an amount other than the fair value of common or preferred stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than the fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

We read your response to comment 9 and are not clear of the conclusion that management has reached with respect to the reduction in your liabilities. You make the fol1owing contradictory statements in your response, "management believes that it may be a change in an accounting estimate" and that "management will make corrections as a prior period adjustment". You further go on to state that "the criteria for a prior period adjustment depends primarily on determinations by persons other than management". We also wish to remind you that paragraph 23 (c) of APB 9 was deleted by paragraph l6(a) 0 SFAS 16. Based upon your response to the comment and your disclosure in your Form lO-QSB, we continue to believe that the reversal of any "unidentified liabilities" represents a correction of an error as defined in paragraph 13 of APB 20. Please revise your historical financial statements to account for such adjustments in accordance with paragraph 36 of APB 20. It also appears that the $400,000 of "unidentified liabilities" remaining on the balance sheet as of December 31, 2004 should be included in this adjustment. As it relates to specifically identified liabilities for which the amounts due have changed or have been extinguished under paragraph 16 of SFAS 140, please expand your disclosure to discuss the amount of such adjustments in future filings.

RESPONSE  TO  QUESTION  6

Gateway Distributors, Ltd. President, Richard A. Bailey received 123,000 shares of preferred stock in 2004, with an assigned value of $135.00. The Secretary/COO, Florian Ternes received 4,123,000 shares of preferred stock in 2004, with an assigned value of $4,135.00.

In the State of Nevada, indebtedness is forgiven after 3 years if there have been no lawsuits filed. A review of the current debt reflects $66,351 owing to vendors who have filed lawsuits.

QUESTION  8
-----------

Please  file  your  July  20,  2005 letter on EDGAR in response to this comment.

RESPONSE  TO  QUESTION  8

Filed  at  the  same  time  as  this  response.


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